UNITOR

- **Operating revenue MNOK 551, increase of 3% from Q1 2003**
- **Operating result 11 (-16), EBT 11 (18), EBIT 17 (46), EBITDA 37 (66)**
- **Unitor Ships Equipment gained MNOK 165 in new orders**

Q1 2004



Highlights

Operating revenue increased 3% from Q1 2003. The increase came from the Ships Service division with 4,1%. Due to project delays, the Ships Equipment division reported revenue below expectations. At the same time the Ships Equipment division reported solid growth in gained orders, particularly in the Far East. This increases the division's order book to MNOK 575, the highest level since yearend 2002.
EBT ended at MNOK 11. This is down from Q1 2003, but adjusted for cash flow hedge and restructuring cost, Unitor's operating results improved MNOK 7.

Financial performance

Q1 operating revenue was MNOK 551 (535). Compared to last year this represents a growth of 3%. Gross contribution was MNOK 247 (237). The increase in contribution mirrors the revenue mix between the divisions but also the effort Unitor has put into sourcing. The target is to move to a more natural hedge by sourcing more in USD and this area develops positively.

Q1 operating result was MNOK 11 (-16). Last year included a restructuring expense of MNOK 20. Operating expenses are in line with plans despite the increase in volumes and activities, which can be related to a more focused and cost efficient operation. EBT landed at MNOK 11 (18). EBITDA was MNOK 37 (66) and EBIT was MNOK 17 (46). The EBITDA and EBIT figures include gain from net cash flow hedges of MNOK 6 (42).

Q1 total assets ended at MNOK 1,577 (1,668), which are a decrease of MNOK 91 from same quarter last year but an increase of MNOK 75 from year-end 2003. The increase can be mainly explained by increased accounts receivables, cash and in other short-term receivables. The net interest bearing debt ended at MNOK 287 (345), down MNOK 58 and up MNOK 50 from year-end 2003.

Q1 net change in cash from operations was MNOK -40 (30), which is due to the tie up of cash in assets towards the end of the period.

Unitor Ships Service

Revenue from sales to the merchant fleet grew by 4,1%, to MNOK 432 (415) in Q1. The currency adjusted volume growth is 2%. The revenue mix from the geographic sales areas showed strong sales growth in the Far East and South East Europe whereas the Americas and Europe were flat.

All Business units showed positive development. Refrigeration sales grew by 11%, to MNOK 60 (54) across sales of refrigerants, spare parts and service. Marine chemical sales totaled MNOK 141 (133), an increase of 6%. This was driven by a 13% increase in demand for maintenance and cleaning chemicals. The Maintenance & Repair business posted sales of MNOK 102 (97), indicating a positive trend. Safety revenue totaled MNOK 79 (89). The dominant component in this business – FRS service – grew to MNOK 41 (35), an increase of 17.7%. The decline in this unit is mainly related to project sales (EEBDs) last year of MNOK 11.

The campaigns initiated in Q4, portable gas detection instruments and polymer repair kits, gave positive results. In addition to these campaigns Unitor also continued developing a track and trace system for safe handling of cylinders. The solution is intended launched in Q3. To strengthen Unitor's position in the cruise market Unitor signed distributor and service agreements with 3M, Halton and Schat Harding. This will significantly increase our product offer in this market segment. Since Q3 2003 Unitor has developed a chemical range suited for the offshore market. This range has been introduced in Q1 and first order was secured for delivery in April.

Unitor Ships Equipment

Q1 revenue was in line with the same period last year: MNOK 119 (120). Marine Systems, whose customers are primarily shipyards, posted revenue of MNOK 81 (92). Of this, MNOK 58 (70) was from safety equipment sales. The 17% reduction was primarily due to fewer scheduled deliveries and project delays.

New order activity for Marine Systems was good and in line with both market conditions and expectations. Orders totaling MNOK 152 were received. Of this, MNOK 107 came from Asian customers and MNOK 47 came from European customers. The order reserve at the end of Q1 was MNOK 352 (287). The shipbuilding market remains strong and Unitor expects to continue to harvest on its strong market position.

Revenue from Marine Contracting was MNOK 38 (23) in Q1. The order reserve totaled MNOK 223 (287). Given the continued high level in contracting activity for liquefied gas carriers and related projects, the outlook for 2004 is considered good.

Shareholder Information

At the end of Q1 there is no change in the shareholder structure with the 3 largest shareholder controlling 88,86% of all outstanding shares. As previously informed the board of directors has proposed to pay a cash dividend of NOK 5,- per share. The General Assembly will vote on this suggestion May 13th.

Figures in brackets refer to first quarter 2003.

Key ratios

		2004 1 q	2003 1 q	2003 4 q	2003 3 q	2003 2 q
Operating revenues	MNOK	551	535	526	562	536
EBITDA	MNOK	37	66	42	32	56
EBIT	MNOK	17	46	21	12	36
EBT	MNOK	11	18	11	5	31
EPS	NOK	0.36	0.55	0.39	0.16	0.95
Cashflow from operations	NOK	(40)	30	76	19	25
Earnings per share fully deluted	NOK	0.36	0.55	0.39	0.16	0.95
Operating margin	%	2.0	0.8	2.9	2.2	2.1
EBITDA margin	%	6.7	12.4	7.9	5.7	10.4
EBT/Sales	%	2.0	3.4	2.1	0.9	5.8
Return on capital employed (ROCE)*	%	3.9	1.3	4.9	3.9	3.5
Return on equity (ROE)*	%	3.5	5.1	3.5	1.4	8.6
Average sale pr. order	NOK	9 305	8 649	9 132	9 207	8 510
Number of orders	Number	41 983	42 525	38 749	41 902	43 341
Number of employees	Number	1 351	1 234	1 330	1 181	1 185

* Annualised
Definition: EBITDA = (Ordinary operating result** + Ordinary depreciation + Net currency hedge)
** Ordinary operating result is corrected for accruals and write downs from restructuring and discontinued activity

Contact persons: Jarle Roth, CEO phone +47 91 79 29 85 Knut Abrahamsen, CFO phone +47 92 40 10 38


Unitor Chem
39
(39)
9%
Misc.
11
(3)
3%
Chem.
141
(133)
32%
Maint.
& Rep.
102
(97)
24%
Refrig.
60
(54)
14%
Safety
79
(89)
18%

SALES BY PRODUCT GROUP
UNITOR SHIPS SERVICE 1 q
Total MNOK 432 (MNOK 415)
()= 2003 figures


Chem.
1
-
1%
Unitor Fi-Fi
0
(5)
0%
Marine
Contr.
38
(23)
32%
Safety
58
(70)
48%
Misc.
2
-
2%
Maint.
& Rep.
8
(10)
7%
Refrig.
12
(12)
10%

SALES BY PRODUCT GROUP
UNITOR SHIPS EQUIPMENT 1 q
Totalt MNOK 119 (MNOK 120)
()= 2003 figures

Profit and loss statement	2004	2003	2003
MNOK	1 q	1 q	
Operating revenues	551	535	2 159
Cost of goods sold	304	298	1 212
Wages and social benefits	125	112	426
Other operating costs	91	101	398
Ordinary depreciation	20	20	81
Restructuring cost and Write downs	0	20	24
Operating result	11	(16)	18
Net interest income/ (costs)	(3)	(2)	(11)
Net other financial gain/ (loss)	3	36	58
Net financial costs	0	34	47
Earnings before tax	11	18	65
Estimated taxes	4	7	25
Net profit	7	11	40

Balance sheet	2004	2003	2003
MNOK	1 q	1 q	
Intangibles	226	230	226
Other long term assets	363	405	358
Inventories	427	457	420
Accounts receivable	423	441	395
Other short term receivables	55	57	39
Cash and bank deposits	83	78	64
Total assets	1 577	1 668	1 502
Total paid-in equity	599	599	599
Other equity	193	251	184
Total equity	792	850	783
Long term interest bearing liabilities	370	423	301
Other long term liabilities	10	9	11
Short term interest bearing liabilities	0	0	0
Other short term liabilities	405	386	407
Total liabilities	785	818	719
Total equity and liabilities	1 577	1 668	1 502

Revenues/ Result per Division	2004	2003	2003
Operating Revenue	1 q	1 q	
Division Ships Service	432	415	1 637
Division Ships Equipment	119	120	522
Operating Result*			
Division Ships Service	28	16	77
Division Ships Equipment	6	11	21
Division Head Office and others	(23)	(43)	(80)

** 2003 figures are restated due to new organisation structure*

Analysis of cashflow	2004	2003	2003
MNOK	1 q	1 q	
Net change in cash from operation	(40)	30	150
Net change in cash from investments	(17)	(6)	(23)
Net change in cash from financing	76	(14)	(131)
Net change in cash	19	10	(4)
Cash position 01.01	64	68	68
Cash position 31.03	83	78	64

Equity	Paid-in equity	Other equity	Total Equity
Equity per 31.12.03	599	184	783
Net profit		7	7
Currency exchange differences		2	2
Equity per 31.03.04	599	193	792

The Financial Statements are presented in accordance with the Accounting Act and Norwegian Generally Accepted Accounting Principles.
No changes in principles from Annual Report 2003.

UNITOR

UNITOR ASA
www.unitor.com
Mail: P.O. Box 300 Skøyen, N-0213 Oslo, Norway
Office: Drammensvn. 211, N-0281 Oslo, Norway
Tel: +47 22 13 14 15
Fax: +47 22 13 45 00